Exhibit (a)(5)(E)

Media Contact: Tally Netzer, Director of Corporate Communications, Optibase, Ltd. 011-972-9-9709-125 tallyn@optibase.com

Optibase Completes Partial Cash Tender Offer for Scopus

Herzliya, Israel, August 28, 2007 – Optibase Ltd. (NASDAQ: OBAS) announced today that it has successfully completed its tender offer to purchase approximately 5% of the outstanding ordinary shares of Scopus Video Networks Ltd. (NASDAQ: SCOP) for $5.75 per share in cash, less any required withholding taxes and without interest.

Optibase has been advised by the depositary for the tender offer that, as of the final expiration of the tender offer, a total of 6,091,470 Scopus shares had been validly tendered and not properly withdrawn pursuant to the offer. As contemplated in the offer to purchase, as amended, Optibase has accepted for purchase 690,000 of such tendered shares on pro rata basis from all tendering shareholders, based on a proration factor of 11.32732%.

Payment for the shares accepted will be made through Computershare Trust Company, N.A., the depositary for the tender offer.

After payment for the shares tendered in the offer and accepted for payment, Optibase will beneficially own 3,725,223 ordinary shares of Scopus, representing approximately 27.3% of the issued and outstanding ordinary shares of Scopus.

This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Scopus. Optibase undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Optibase Ltd.: Optibase is an Israeli company founded in 1990, whose shares are listed on the Nasdaq Global Market under the symbol “OBAS.” Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.